FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of  June 2004

WAVECOM S.A.

3, esplanade du Foncet

F-92442 Issy-Les-Moulineaux Cedex, France

Tel:  00 33 1 46 29 08 00

 (Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F	☒	Form 40-F	☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes	☐	No	☒

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-       .]

UNAUDITED CONDENSED CONSOLIDATED

FINANCIAL STATEMENTS

and

OPERATING AND FINANCIAL REVIEW

For the three months ended March 31, 2004

WAVECOM S.A.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands, except per share data)

Prepared in accordance with U.S. generally accepted accounting principles.

	Three months ended March 31,
	2003	2004
	Euro	Euro
Revenues :
Product sales	87,180	38,298
Technology development and other services	806	437
	87,986	38,735
Cost of revenues :
Product sales	57,218	30,095
Technology development and other services	1,355	1,444
	58,573	31,539
Gross profit	29,413	7,196
Operating expenses :
Research and development	16,710	14,102
Sales and marketing	9,252	3,339
General and administrative	8,650	6,318
Restructuring costs	—	1,078
Amortization of deferred stock-based compensation	205	—
Total operating expenses	34,817	24,837
Operating loss	(5,404)	(17,641)
Interest income, net	853	479
Foreign exchange gain (loss), net	(922)	2,239
Total financial income (loss)	(69)	2,718
Loss before minority interests and income taxes	(5,473)	(14,923)
Minority interests	289	—
Loss before income taxes	(5,762)	(14,923)
Income tax benefit	(1,671)	(117)
Net loss	(4,091)	(14,806)

Basic net loss per share	(0.27)	(0.97)
Diluted net loss per share	(0.27)	(0.97)

Number of shares used for computing :
• basic net loss per share	15,122,646	15,240,894
• diluted net loss per share	15,122,646	15,240,894

See notes to unaudited condensed financial statements

WAVECOM S.A.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(in thousands, except share data)

Prepared in accordance with U.S. generally accepted accounting principles.

	At December 31, 2003	At March 31, 2004
	Euro	Euro
ASSETS

Current assets :
Cash and cash equivalents	110,705	88,301
Accounts receivable, net	44,622	38,056
Inventory, net	33,809	39,723
Value added tax recoverable	2,235	3,032
Prepaid expenses and other current assets	11,442	9,529
Recoverable estimated tax payments	7,670	7,670
Total current assets	210,483	186,311

Property and equipment, net	27,862	26,119
Long-term investments	16,502	16,784
Other assets	9,410	9,310
Recoverable tax loss carryback and research tax credit	9,913	13,220
Deferred tax assets	6,320	3,161
Total assets	280,490	254,905

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities :
Accounts payable	85,995	75,578
Accrued compensation	7,208	8,206
Other accrued expenses	35,655	36,061
Current portion of capitalized lease obligations	855	868
Deferred revenue and advances received from customers	1,420	1,052
Other liabilities	71	941
Total current liabilities	131,204	122,706

Long-term portion of capitalized lease obligations	425	511
Other long-term liabilities	6,267	5,469
Total long-term liabilities	6,692	5,980

Minority interests	—	—

Shareholders’ equity :
Shares, Euro 1 nominal value, 15 498 780 shares issued at March 31, 2004 (15 342 789 at December 31, 2003)	15,343	15,499
Additional paid-in capital	136,460	137,016
Treasury stock (156 345 shares in treasury at March 31, 2004 and December 31, 2003)	(1,312)	(1,312)
Deferred compensation	(323)	(300)
Retained deficit	(9,326)	(24,132)
Accumulated other comprehensive income	1,752	(552)
Total shareholders’ equity	142,594	126,219
Total liabilities and shareholders’ equity	280,490	254,905

See notes to unaudited condensed financial statements

WAVECOM S.A.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

Prepared in accordance with U.S. generally accepted accounting principles.

	Three months ended March 31,
	2003	2004
	Euro	Euro
Cash flows from operating activities :
Net loss	(4,091)	(14,806)
Adjustments to reconcile net loss to net cash provided from operating activities :
Depreciation and amortization of property and equipment	4,130	3,506
Reversal of long term investment depreciation	—	(306)
Amortization of deferred stock-based compensation	348	23
Minority interests	289	—
Deferred taxes	(549)	—
Net increase (decrease) in cash from working capital items	35,179	(10,173)
Net cash provided (used) by operating activities	35,306	(21,756)
Cash flows from investing activities :
Acquisition of short-term investments	(93)	—
Disposal (acquisition) of long term investments	(99)	452
Purchases of property and equipment	(4,232)	(1,391)
Proceeds from sale of property and equipment	16	13
Net cash used by investing activities	(4,408)	(926)
Cash flows from financing activities :
Principal payments on capital lease obligations	(61)	(231)
Purchases of treasury stock	(1,312)	—
Proceeds from exercise of stock options and founders’ warrants	182	712
Net cash provided (used) by financing activities	(1,191)	481
Effect of exchange rate changes on cash and cash equivalents	(2,175)	(203)
Net increase (decrease) in cash and cash equivalents	27,532	(22,404)
Cash and cash equivalents, beginning of period	119,416	110,705
Cash and cash equivalents, end of period	146,948	88,301

See notes to unaudited condensed financial statements

WAVECOM S.A.

UNAUDITED CONDENSED CONSOLIDATED

STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY

(in thousands of euro, except share data)

			Additional paid in capital	Treasury stock	Deferred Compensation	Retained Earnings (Loss)	Accumulated Other Comprehensive Income (Loss)	Total Shareholders’ Equity

	Shares
	Number	Amount

Balance at December 31, 2003	15,342,789	€15,343	€136,460	€(1,312)	€(323)	€(9,326)	€1,752	€142,594
Amortization of deferred compensation					23			23
Issuance of shares in connection with the exercise of founders’ warrants and options	155,991	156	556					712
Comprehensive income:
Net loss						(14,806)		(14,806)
Other							(1,971)	(1,971)
Foreign currency translation							(333)	(333)
Total comprehensive income (loss)						(14,806)	(2,304)	(17,110)
Balance at March 31, 2004	15,498,780	€15,499	€137,016	€(1,312)	€(300)	€(24,132)	€(552)	€126,219

See notes to unaudited condensed financial statements

WAVECOM S.A.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED

FINANCIAL STATEMENTS

1. Basis of Presentation and Changes in Accounting Principles

The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States for interim financial information. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. Operating results for the three-month period ended March 31, 2004 are not necessarily indicative of the results that may be expected for the year ending December 31, 2004. These condensed consolidated financial statements should be read in conjunction with Wavecom’s audited consolidated financial statements and footnotes thereto included in Company’s annual report on Form 20-F for the year ended December 31, 2003.

2. Concentration of Risk

For the three-month periods ended March 31, 2003 and 2004, the top ten customers together represented 85% and 70%, respectively, of total revenues.  In each of the three-month periods ended March 31, 2003 and 2004, two customers represented revenues in excess of 10% each of Wavecom’s total consolidated revenues.

Sales to customers by geographic region are summarized as follows (in thousands):

	Three months ended March 31,
	2003	2004

Asia	€70,161	€20,383
Europe	14,817	14,401
Americas	895	1,878
Rest of world	2,113	2,073
	€87,986	€38,735

Geographic region is determined by the customer’s invoice address and may not indicate the final destination of product usage.

3. Inventory

Components of inventory are:

	December 31, 2003	March 31, 2004
	(in thousands)

Purchased components and raw materials	€16,791	€25,051
Finished goods	30,824	29,307
	47,615	54,358
Provision for obsolete inventory	13,806	14,635
	€33,809	€39,723

4. Shareholders’ Equity

Stock options and warrants

A summary of the activity in the founders’ warrants, stock options and warrants is as follows:

	Number of underlying shares	Weighted average exercise price per share	Price range
		€	€

Balance at December 31, 2003	2,864,529	41.73	2.29 - 150.72
Granted	41,000	9.62	9.62
Exercised	(155,991)	4.57	2.29 - 4.57
Cancelled	(238,367)	41.53	8.07 - 139.52

Balance at March 31, 2004	2,511,171	43.54	2.29 - 150.72

At March 31, 2004, 1,300,870 founders’ warrants, stock options and warrants were exercisable at the average price of €59.61.

5. Subsequent events

Arguin Communications

On February 20, 2004, Wavecom signed a memorandum of understanding with the minority shareholders of Arguin Communications, Inc. for the purchase of the remaining 38% minority interest in Arguin Communications, Inc. for a total of $2.1 million. As part of this agreement, which is expected to be finalized in the quarter ending June 30, 2004, certain shareholders will enter into non-compete agreements for a period of two years.  Wavecom management expects that the purchase price to be allocated primarily to intangible assets, including the value of the non-compete agreements, developed software, one patent and goodwill.

WAVECOM S.A.

OPERATING AND FINANCIAL REVIEW

The following discussion of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and the related notes, all of which are available on the Wavecom corporate website (www.wavecom.com). Our first quarter financial results included in this discussion have been prepared in accordance with U.S. GAAP. This discussion includes forward-looking statements based on assumptions about our future business. Our actual results could differ materially from those contained in the forward-looking statements.

Results of Operations for the three-month ended March 31, 2004 compared to the three-month ended March 31, 2003

Revenues

	Three months ended March 31
	2003	% Product sales	2004	% Product sales	% change 2003/2004
	(amounts in € 000s)

Product sales
Wismo	79,380	91.1%	33,477	87.4%	-57.8%
Modem	7,800	8.9%	4,821	12.6%	-38.2%
Total product	87,180	100.0%	38,298	100.0%	-56.1%
Percentage of total revenues	99.1%		98.9%

Services	806		437		-45.8%
Percentage of total revenues	0.9%		1.1%

Total revenues	87,986		38,735		-56.0%

Volumes (in 000’s)
Wismo	1,589	95.4%	837	93.9%	-47.3%
Modem	76	4.6%	55	6.1%	-28.2%
Total Product	1,665	100.0%	892	100.0%	-46.4%

Wavecom product sales by target market (excluding services)

In millions of euros	Q1 2003	Q1 2004
Vertical Applications	€21.1	€21.3
Personal Communication Devices (PCD)	66.0	17.0

Total first quarter revenues declined 56% year-on-year. At constant currencies, Wavecom revenues would have declined 52% year-on-year.

Revenues from Vertical Applications are stable from the first quarter of 2003 to the first quarter of 2004. As a percentage of total revenues, Vertical Applications represented 56% compared to 24% in the first quarter of 2003.

Revenues from  PCDs declined significantly from the first quarter of 2003. This decline reflects a shift in demand by Asian customers away from the higher-end products offered by Wavecom toward cheaper solutions. Wavecom’s new WISMO™ Flex component solution is designed to address a wide range of customer requirements, including the needs of customers seeking a less expensive wireless solutions. It is expected to be available for shipment late in the second quarter of this year.

Average selling prices for all Wavecom products on a combined basis declined approximately 18% from the first quarter of 2003, mainly due to planned price reductions.

The top ten customers represented 70% of sales, including two Asian customers each representing more than 10% of total revenues.  No single customer represented more than 15% of total revenues.

Service revenue arises from the sale of technical support to our customers to assist them in the integration of our Wismo module into their products. We offer this service in order to promote the sales of Wismo modules. We do not consider it to be a stand-alone business.

Cost of revenues

	Three months ended March 31
	2003	% Product sales	2004	% Product sales	% change 2003/2004
	(amounts in € 000s)

Cost of revenues

Cost of product	57,218	65.6%	30,095	78.6%	-47.4%
Cost of services	1,355	168.1%	1,444	330.4%	6.6%

Total cost of revenues	58,573	66.6%	31,539	81.4%	-46.2%

Gross Profit

On Products	29,962	34.4%	8,203	21.4%	-72.6%
On services	-549	-68.1%	-1,007	-230.4%	83.4%

Total Gross profit	29,413	33.4%	7,196	18.6%	-75.5%

Cost of goods sold.  Cost of goods sold consists primarily of the cost of components, our manufacturers’ charges and provisions for royalties, obsolete and slow-moving inventories and warranty expense.

The product gross margin of 21.4% for the quarter was below management’s long-term target of 30% and significantly lower than product gross margin of the first quarter of 2003.  The weak revenues in the first quarter of 2004 resulted in considerable pressure on gross margin, as fixed overhead costs were allocated over lower volumes, causing the cost of goods per unit sold to increase.  In addition, Wavecom recorded €2 million of charges in the cost of goods sold related to the revaluation of components in inventory for which market prices had dropped, as well as the write-off of inventoried components used in products whose end-of-life has been decided.

Cost of services.  The variability in gross profit or loss on services reflects the fact that we expense all development service costs as incurred, while we recognize service revenue only when the project is complete and the services have been accepted by the customer.

Operating expenses

	Three months ended March 31
	2003	% of revenues	2004	% of revenues	% change 2003/2004
	(amounts in € 000s)

Operating expenses

Research and development	16,710	19.0%	14,102	36.4%	-15.6%
Sales and Marketing	9,252	10.5%	3,339	8.6%	-63.9%
General and Administrative	8,650	9.8%	6,318	16.3%	-27.0%
Restructuring costs			1,078	2.8%
Stock-based compensation	205	0.2%
Total	34,817	39.6%	24,837	64.1%	-28.7%

Research and development.  Research and development spending remains significant and reflects our efforts in core elements of wireless technology, specifically in the area of chipset design, including high performance basebands and integrated RF chips, and third generation technology. However, these expenses decreased by 16% from the first quarter of 2003 to the first quarter of 2004 as a result of the prioritization and reduction of projects which was initiated in 2003.

Sales and marketing.  The decrease year-on-year is explained by the high advertising expenditures in the first quarter of 2003 linked with our first major print advertising campaign launched in the fourth quarter of 2002, which continued throughout the first half of 2003, and by the ongoing cost reduction measures.

General and administrative.  The significant decrease of general and administrative expense in the first quarter of 2004 results from the decrease in rental costs compared with the first quarter of 2003, as well as final depreciation of leasehold improvements in vacated office space recorded in the first quarter of 2003.

Restructuring costs.  Wavecom took a charge of approximately €1 million during the first quarter of 2004 related to initial headcount reductions under the restructuring plan announced in October 2003. This charge related primarily to the elimination of positions in France. A further restructuring plan, announced in January 2004, which aims to reduce significantly overall operating expenses, should begin to show a positive impact on operating expenses in the second half of this year.  Negotiations with the workers’ council in connection with headcount reductions under this plan are expected to be finalized during the second quarter.  At the present time, management expects that charges resulting from implementation of this plan to be toward the low end of the forecasted range of €10 million to €15 million.

Headcount.  Our global headcount was approximately 820 at March 31, 2004, down from approximately 920 at March 31, 2003. This headcount figures include salaried employees as well as independent contractors, which represented nearly just over 15% of the March 31, 2004 figure.

Other income (expense)

Interest income, net.  We recorded net interest income of  €479,000 in the first three months of 2004, compared to €853,000 in the same period in 2003. This is due to the lower average level of cash during the first three months of 2004 versus 2003 and to lower interest rates.

Foreign exchange gain (loss).  We had a net foreign exchange gain of €2,239,000 in the three months ended March 31, 2004 compared a net loss of €922,000 in the same period in the prior year. The gain in 2004 is due to the strengthening of the US dollar against the euro during the quarter and to the positive impact of our hedging program.

Income tax  benefit.  Our €117,000 net tax benefit in the first three months of 2004 (benefit of €1,671,000 in the first three months of 2003), represents principally French research tax credits.  These credits are based on the increase in qualifying research spending.  As our research spending is no longer increasing at the rates experienced in the past, the amount of the credit is reduced compared to prior years.

Liquidity and capital resources

We had negative cash flow from operating activities of €21,756,000 in the three-month period ended March 31, 2004 compared to a positive cash flow from operating activities of €35,306,000 in the first three months of 2003 and a negative cash flow from operating activities €5,875,000 in the year ended December 31, 2003. This negative cash flow is mainly due to operating loss and changes in working capital.

We had working capital (defined as current assets less current liabilities) of €63,605,000 at March 31, 2004, down from €79,279,000 at December 31, 2003.

At March 31, 2004, our capital lease obligations (including the current portion), amounted to €1,379,000, compared to capital lease obligations of €1,280,000 at the end of 2003. We had €88,301,000 in cash and cash equivalents at March 31, 2004 compared to €110,705,000 at December 31, 2003.

At March 31, 2004, we had commitments outstanding to purchase approximately €300,000 in fixed assets, which are expected to be placed in service during the next two quarters. Our future capital requirements, the timing and amount of expenditures, and the adequacy of funds available to us will depend on our success in developing and selling new and existing products, as well as technological and market developments in the wireless communications industry and on other factors, such as headcount growth. Based on our current plans, we believe that existing cash and cash flows generated by operations will be adequate to satisfy our capital requirements at least through the next 12 months.

At March 31, 2004, we had purchase commitments with our third-party manufacturers for future deliveries of products, principally during the second and third quarter of 2004. These purchase commitments totaled approximately  €14 million.

At March 31, 2004, our customer backlog amounted to €60.3 million.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WAVECOM S.A.

Date: June 9, 2004	By:	/s/ Deborah Choate
Deborah Choate Chief Financial Officer